Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
November 16, 2011
NEWS RELEASE

Helix BioPharma Corp. Announces Appointment of Special Committee

AURORA, Ontario, November 16, 2011 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP” or “the Company”) announces that its Board of Directors (the “Board”) appointed a special committee of independent directors (the “Special Committee”) to advise the Board with respect to the Company’s annual general meeting of shareholders to be held on January 30, 2012 (the “Meeting”). The members of the Special Committee are Jack M. Kay and W. Thomas Hodgson. The Special Committee is being advised by Norton Rose OR LLP.

The Special Committee will be dealing with matters recently raised by certain shareholders who participated in private placements by the Company in Europe. In this regard, a number of issues relating to the activities of third parties and their compliance with applicable laws have come to the attention of the Company’s management and Board of Directors and have been referred to the Special Committee for further investigations.

Separately, the Company has retained Kingsdale Shareholder Services Inc. to assist with solicitation matters for the upcoming Meeting. A management information circular will be distributed to shareholders in advance of the Meeting.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company mainly focused in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”. For more information, please visit www.helixbiopharma.com.

Investor Relations:
John F. Heerdink, Jr.
Vista Partners LLC
Tel: (877) 215-4813
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the Meeting, the activities of the Special Committee, and the Company’s product development initiatives. The Meeting date and activities of the Special Committee may be subject to change. Assumptions applied in making forward-looking statements, include, without limitation, the safety and efficacy of Helix’s drug candidates; the receipt of regulatory approvals and appropriate financing; performance by third parties; and the successful development and commercialization of the drug candidates. Risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, that the Company’s assumptions may be incorrect; the Company’s need for additional capital, which is not assured; research and development risks, including clinical trial risks; manufacturing risks; intellectual property risks; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its latest Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov for additional information on these and other risks and uncertainties which may affect the Company. Helix does not assume any obligation to update any forward-looking statement, except as required by securities law.

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